July 20, 2009

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC  20549
Attn: Amanda Ravitz

Re:

BMW Financial Services NA, LLC
BMW FS Securities LLC
Registration Statement on Form S-3
Filed June 11, 2009
File No. 333-159922

Dear Ms. Ravitz:

On June 11, 2009 (the “Submission Date”), our client, BMW FS Securities LLC (the “Company”) delivered to your department of the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-3, including a representative form of prospectus supplement for use in offering a series of asset-backed notes (the “Prospectus Supplement”), a base prospectus (the “Base Prospectus,” and together with Prospectus Supplement, the “Prospectus”) and certain exhibits (the “Exhibits,” and together with Prospectus, the “Documents”).  On July 6, 2009, we received a letter containing your comments (the “Comments”) to the Documents.  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented and the text of each Comment is presented in bold italics before each Response.  Some Responses include references to page numbers within the Documents; all page references in this letter are to the marked versions of the Documents, provided to you herewith, showing changes made since the versions submitted on the Submission Date.

REGISTRATION STATEMENT ON FORM S-3

General

1.

Comment:  Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4. of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:  We hereby confirm, on behalf of the Company, that the Company and each issuing entity previously established, directly or indirectly, by the Company or any affiliate of the Company has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as this offering.  There is no affiliate of the Company that has offered a class of asset-backed securities involving the same asset class as this offering.

2.

Comment:  Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response:  We hereby confirm, on behalf of the Company, that all material terms to be included in the finalized agreements will either be disclosed in the final Rule 424(b) prospectus, or that final agreements will be filed simultaneously with or prior to the final prospectus.

3.

Comment:  Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:  We hereby confirm, on behalf of the Company, that unqualified legal and tax opinions will be filed at the time of each takedown.

4.

Comment:  Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response:  We hereby confirm, on behalf of the Company, that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5.

Comment:  Please include a statement in your base prospectus or prospectus supplement which incorporates by reference all appendices and annexes.

Response: The Prospectus Supplement and Base Prospectus have been revised to incorporate by reference all appendices and annexes.  Please see page S-3 of the Prospectus Supplement.

PROSPECTUS SUPPLEMENT

Cover Page

6.

Comment:  Please highlight the cross-reference to the risk factors section by prominent type or in some other manner. See Item 501(b)(5) of Regulation S-K.

Response: The cover page of the Prospectus Supplement has been revised to highlight the cross-reference to the risk factors in bold type face.  Please see the cover page of the Prospectus Supplement.

7.

Comment:  Refer to the chart at the bottom of the prospectus cover page. Please revise to include footnote (3) in the table itself, rather than just a reference beneath it.

Response: The cover page of the Prospectus Supplement has been revised to move footnote (3) into the table itself.  Please see the cover page of the Prospectus Supplement.

Relevant Dates, page S-8

8.

Comment:  We note your disclosure that receivables added pursuant to prefunding and revolving accounts must satisfy certain criteria described elsewhere in the prospectus supplement; however, we are unable to locate the criteria. Please advise or revise.

Response: The Prospectus Supplement has been revised to include a bracketed placeholder for disclosure regarding the criteria applicable to receivables added pursuant to prefunding or revolving periods.  Please see pages S-8, S-9 and S-42 of the Prospectus Supplement.

TALF Eligibility, page S-20

9.

Comment:  Please revise your summary to discuss TALF in greater detail, including a description of the relevant requirements and limitations for receiving loans under the program. Please revise to define the term “eligible collateral” as defined pursuant to TALF, and describe the basis for your belief that the offered notes meet these criteria.

Response: The summary of the Prospectus Supplement has been revised to discuss TALF in greater detail, including a description of the relevant requirements and limitations for receiving loans under the program, to define “eligible collateral” as defined pursuant to TALF and to describe the basis for the Company’s belief that the offered notes meet the TALF requirements.  Please see pages S-20, S-21 and C-1 of the Prospectus Supplement.

Certain risks associated with TALF, page S-31

10.

Comment:  Disclose, or include bracketed language indicating your intent to disclose, the currently applicable haircut amount for this asset-type.

Response: The Prospectus Supplement has been revised to include bracketed language specifying that the then current haircut amount applicable to the assets under TALF will be disclosed.  Please see page S-33 of the Prospectus Supplement.

11.

Comment:  Please disclose any risks because the loans are non-recourse loans.

Response: The Prospectus Supplement has been revised to disclosed risks related to the TALF loans being non-recourse loans.  Please see pages S-33 and S-34 of the Prospectus Supplement.

Assets of the Trust page S-38

12.

Comment:  We note your disclosure in paragraph number 5 on page S-39 that receivables will be “not more than [  ] days past due as of the Cutoff Date.” Please include a bracketed placeholder for the delinquency information for the pool. Refer to Item 1111(c) of Regulation AB.

Response: The Prospectus Supplement has been revised to include a bracketed placeholder for the delinquency information for the pool.  We also confirm, on behalf of the Company, that delinquent assets will not constitute 50% or more of an asset pool as determined in accordance with Item 1101(c)(2)(iv) of Regulation AB.  Please see page S-42 of the Prospectus Supplement.

Composition of the Receivables, page S-39

13.

Comment:  A disclaimer of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate. Please revise here to remove the statement that the accuracy of FICO scores cannot be verified, and delete any other similar disclaimers in the prospectus.

Response: The Prospectus Supplement has been revised to remove the statement that the accuracy of the FICO scores cannot be verified.  Please see page S-42 of the Prospectus Supplement.

Reserve Account, page S-59

14.

Comment:  Please confirm that any different form of credit enhancement that the Servicer may substitute for the Reserve Account is limited to the types of credit enhancement described in the prospectus. Please also confirm that you will file an Item 6.03 8-K upon the occurrence of any such substitution.

Response: We hereby confirm, on behalf of the Company, that any credit enhancement the Servicer may substitute for the Reserve Account is limited to the types of credit enhancement described in the prospectus and that the Company will file an Item 6.03 Form 8-K if any such substitution occurs.

Material Income Tax Consequences. page S-66

15.

Revise to reflect that the discussion represents counsel’s opinion, rather than just a “general discussion.”

Response: The Prospectus Supplement has been revised to clarify that the discussion represents counsel’s opinion.  Please see page S-68 of the Prospectus Supplement.

Appendix A

16.

Confirm that you will include at least 5 years of static pool information as required by Item 1105(a)(3) of Regulation AB. It appears that your present disclosure may only cover a single securitization.

Response: We hereby confirm, on behalf of the Company, that static pool information will be included as required by Item 1105(a)(3) of Regulation AB.

Annex C

17.

Please confirm that the final signed certification will be disclosed in the final Rule 424(b) prospectus, or filed simultaneously with or prior to the final prospectus.

Response: We hereby confirm, on behalf of the Company, that the final signed certification as to TALF eligibility will be disclosed in the final Rule 424(b) prospectus or filed simultaneously with or prior to the final prospectus.

BASE PROSPECTUS

Cover Page

18.

We note your disclosure that a particular trust may issue multiple series of securities. It appears that you may be contemplating a series trust structure that would not be consistent with the definition of “asset-backed security.” Please advise or revise.

Response: The Base Prospectus has been revised to remove the references to the issuance of multiple series of securities by a particular trust.  Please see the cover page of the Base Prospectus.

Copies of the Documents, page 1

19.

Please note that the address of our public reference room is 100 F Street N.E. and revise as appropriate.

Response: The Base Prospectus has been revised in accordance with this comment.  Please see page 1 of the Base Prospectus.

The Trust Property. page 4

20.

Please revise to make clear that all assets underlying the notes have been described in the base prospectus, We note in this regard your disclosure that the trust property will “primarily be a pool of receivables secured by new and used motor vehicles” (emphasis added). Similarly, please revise the cover page of the supplement to remove the “mainly” in the first paragraph.

Response: The Base Prospectus has been revised to clarify that all the assets underlying the notes have been described in the base prospectus.  The Prospectus Supplement has been revised to remove the word “main” from the first paragraph.  Please see the cover page and pages 4 – 5 of the Base Prospectus and the cover page of the Prospectus Supplement.

PART II

Item 17. Undertakings

21.

Please explain why you have included the undertakings related to Rule 430A or remove this undertaking.

Response: Rule 430A specifies that a prospectus filed as part of a registration statement that is declared effective may omit information with respect to the public offering price, underwriting syndicate, discounts or commissions to underwriters or dealers and other items dependent upon the offering price or the offering date of the securities (collectively, the “Pricing Information”).  The prospectus filed as part of the registration statement and the preliminary prospectus supplement, together with the prospectus, filed in connection with an offering of the securities will omit the Pricing Information in reliance upon Rule 430A.  In order to rely upon Rule 430A, the registrant is required to furnish the undertakings required by Item 512(i) of Regulation S-K.  This Registration Statement contemplates a shelf offering to which Rule 430B also applies (and the associated undertakings contained in Item 512(a)(5)(i) of Regulation S-K have been included as are required), but we have been unable to locate any authority indicating that this permits the omission of the Rule 430A undertakings required by Item 512(i) of Regulation S-K.  This is the reason we have included the undertakings related to Rule 430A in Item 17 of the Registration Statement.

Should you have any further questions or comments please contact me at 917-777-4400 or Matthew P. Joseph at 917-777-4333.

Regards,

/s/ Reed D. Auerbach

Reed D. Auerbach

cc:

Lisa Latier, Esq.
BMW FS Securities LLC